AB

VP 3-5-02



02005865

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48465 |

RECEIVED
FEB 27 2002
143

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TREASURE FINANCIAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 E. CAMPBELL DR. #510
(No. and Street)

RICHARDSON (City) TEXAS (State) 75081 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID WU 1-800-581-6689
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HWANG, PAUL C.
(Name — if individual, state last, first, middle name)

6100 CORPORATE DR. #350 (Address) HOUSTON (City) TEXAS (State) 77036 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
P
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, DAVID WU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TREASURE FINANCIAL CORPORATION, as of DECEMBER 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public



MARTHA NET
Notary Public, State
My Commission
JULY 01


This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TREASURE FINANCIAL CORPORATION

## FINANCIAL STATEMENTS

## DECEMBER 31, 2001

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

Directors
Treasure Financial Corporation

Independent Auditor's Report

I have audited the accompanying statement of financial position of Treasure Financial Corporation, as of December 31, 2001, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my examination.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statements mentioned above present fairly, in all material respects, the financial position of Treasure Financial Corporation as of December 31, 2001, and the results of its operations and cash flows for the year ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on computation of net capital, reconciliation of net capital to Focus Report and independent auditor's report on internal accounting control is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Paul C. Hwang
February 10, 2002

TREASURE FINANCIAL CORPORATION
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2001

ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $ 28,683 | |
| Brokerage deposits (note 1) | 40,292 | |
| Commissions receivable | 2,814 | |
| Marketable securities (note 6) | 121 | |
| Prepaid expenses | 17,782 | |
| Deferred tax assets (note 5) | 17,250 | |
| Total Current Assets | | $ 106,942 |
| FIXED ASSETS (note 2) | | |
| Furniture and equipment | 160,948 | |
| Less: accumulated depreciation | (137,878) | |
| Total Fixed Assets | | 23,070 |
| OTHER ASSETS | | |
| Tax benefit | 40,768 | |
| Investment | 3,126 | |
| Total Other Assets | | 43,894 |
| TOTAL ASSETS | | $ 173,906 |

The notes to financial statement are an integral part of this financial statement.

TREASURE FINANCIAL CORPORATION
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2001

LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accrued expenses | 20,866 | |
| Total Current Liabilities | | $ 20,866 |
| SHAREHOLDERS' EQUITY | | |
| Common stock, par value one dollar each: | | |
| 1,000,000 shares authorized, and 47,425 shares outstanding | 47,425 | |
| Paid-in capital | 185,859 | |
| Retained earnings | (80,244) | |
| Total Shareholders' Equity | | 153,040 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | $ 173,906 |

TREASURE FINANCIAL CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| REVENUES | | |
| Commissions | $ 661,745 | |
| TOTAL REVENUES | | 661,745 |
| OPERATING EXPENSES | | |
| Salaries and commissions | 241,963 | |
| Taxes, licenses, permits | 9,140 | |
| Clearing house charges | 298,890 | |
| Depreciation | 21,184 | |
| Quotations | 53,302 | |
| Legal & accounting | 18,305 | |
| Insurance | 20,169 | |
| Error accounts | 7,814 | |
| Rent | 90,313 | |
| Outside services | 6,476 | |
| Telephone | 13,322 | |
| Office expenses | 25,319 | |
| Advertising and promotion | 4,571 | |
| Other expenses | 3,175 | |
| Total Operating Expenses | | 813,943 |
| Operating income (loss) | | $ (152,198) |
| Other Revenues ( Expenses) | | |
| Interest income | 3,046 | |
| Loss on marketable securities | (2,165) | 881 |
| LOSS BEFORE FEDERAL INCOME TAX BENEFIT | | $ (151,317) |
| INCOME TAX BENEFIT | | 41,749 |
| NET LOSS | | $ (109,568) |

The notes to financial statements are an integral part of this financial statement.

TREASURE FINANCIAL CORPORATION
STATEMENT OF SHAREHOLDERS' EQUITY
AS OF DECEMBER 31, 2001

| | Share of common stock issued | Common stock | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| Beginning of year | 47,425 | $ 47,425 | $ 183,339 | $ 29,324 | $ 260,088 |
| Changes in 2001 | - | - | 2,520 | (109,568) | (107,048) |
| Balance 12/31/01 | 47,425 | $ 47,425 | $ 185,859 | $ (80,244) | $ 153,040 |

This notes to financial statements are an integral part of this financial statement.

TREASURE FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| **CASH FLOWS RELATING TO OPERATIONS** | |
| Net income (loss) | $ (109,568) |
| Noncash items included in income: | |
| depreciation | 21,184 |
| deferred tax asset and tax benefit | (41,749) |
| gain on disposal of assets | (4,458) |
| Net changes in certain working capital components: | |
| decrease in accrued income | 5,936 |
| decrease in other receivable | 36,806 |
| decrease in prepaid expenses | 6,243 |
| increase in accrued expenses | 13,145 |
| decrease in lease deposit | 5,285 |
| Net cash provided by (used for) operations | (67,176) |
| **CASH FLOWS RELATING TO INVESTING ACTIVITIES** | |
| Disposal of fixed assets | 5,000 |
| Decrease in marketable securities | 3,566 |
| Increase in other investment | (3,126) |
| Net cash provided by (used for) investing activities | 5,440 |
| **CASH FLOWS RELATING TO FINANCING ACTIVITIES** | |
| Increase in paid-in capital | 2,520 |
| Net cash provided by (used for) financing activities | 2,520 |
| NET DECREASE IN CASH AND CASH EQUIVALENT | (59,216) |
| CASH AND CASH EQUIVALENT - BEGINNING OF YEAR | 128,191 |
| CASH AND CASH EQUIVALENT - END OF YEAR | $ 68,975 |

The notes to financial statements are an integral part of this financial statement.

TREASURE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

## SIGNIFICANT ACCOUNTING POLICIES

Treasure Financial Corporation began operations as a securities broker/dealer in June, 1995. It is a closely-held corporation with three stockholders. No stockholder has a majority holding. Its president, Mr. David Wu, is a stockholder and participates in the daily operation. The Company's headquarter and business offices are located in Richardson, Texas. Security transactions with the various exchanges for its clients are conducted through the clearing house brokers of Southwest Securities Corporation of Dallas, Texas.

The Company maintains its accounts on the accrual method of accounting in accordance with generally accepted accounting principles. The accounting policies followed by the Company and the methods of applying these policies, which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

## 1. CASH

Cash is separately presented as "cash" and "brokerage deposits" two categories. The latter is the deposit account with Southwest Securities Corporation which requires a minimum balance of $30,000.00. The cash in the deposit account is available to the Company without restrictions.

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

## 2. PROPERTY, EQUIPMENT AND DEPRECIATION

The Company depreciates its fixed assets, which consists primarily of office furniture and computer equipment, using the Modified Accelerated Recovery System based on an expected life of five or seven years. Amounts are stated at cost less accumulated depreciation. The depreciation expense for the current year was $21,184.

Estimated useful lives of fixed assets are as follows:

| | COST | LIFE |
|---|---|---|
| Furniture and fixtures | $ 19,326 | 7 years |

| | | |
|---|---|---|
| Computer and office equipment | 132,744 | 5 years |
| Improvement | 8,878 | 7 years |

3. LEASE

The company leases its main office space in Richardson, Texas in March, 1995. The lease has been rearranged in March, 2000 and will expire on April 14, 2003. The rental rate is $6,626 per month. The future minimum rental payments under the current leases are as follows:

| | |
|---|---|
| 2002 | 79,512 |
| 2003 | 23,191 |

4. NET CAPITAL REQUIREMENT

Treasure Financial Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Treasure Financial Corporation has net capital, required net capital and excess in net capital as follows:

| | December 31, 2001 |
|---|---|
| Net capital | $ 47,241 |
| Required net capital | 5,000 |
| Excess in net capital | $ 42,241 |

5. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No.109 (SFAS 109), "Accounting for Income Taxes", under the asset and liability approach of SFAS No.109, the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. SFAS No.109 also established criteria for determining whether a valuation allowance should be established for any deferred tax assets for which realization is uncertain.

The Company has deferred tax assets of $17,250, and income tax benefit of $41,749 for the year.

6. MARKETABLE SECURITIES

The Company has an error account to handle trading errors. The trading securities of $121 held are recorded as marketable securities at the fair market value. The unrealized loss is included in loss on marketable securities of the statement of operations.

| Aggregate Cost | Market Value | Unrealized Loss |
|---|---|---|
| $ 13,047 | $ 121 | $ 1,828 |

The proceeds from sales of securities are $12,710, cost is $13,047 and the realized loss is $337 during the year. Actual cost method was used to determine the gain or loss. Realized loss and unrealized loss, total of $2,165 is shown in the statement of operations.

7. SIPC COMPLIANCE

The Company is in compliance with SIPC annual dues requirement. Dues have been paid for 2001.

8. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash in banks (the deposit balance exceeding the amount insured by FDIC).

9. USE OF ESTIMATES

The preparation of financial statements in conformation with Generally Accepted Accounting Principles (GAAP) requires the management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

TREASURE FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2001

| | | |
|---|---|---|
| Net worth | | |
| Total capital | | $ 153,040 |
| Deduct - | | |
| Fixed asset - net | $ 23,070 | |
| Securities haircut | 3,949 | |
| Other deductions | 78,780 | |
| Total deductions | | (105,799) |
| Net capital | | $ 47,241 |
| Required net capital | | 5,000 |
| Excess in net capital | | $ 42,241 |

# TREASURE FINANCIAL CORPORATION
## RECONCILIATION OF NET CAPITAL TO FOCUS REPORT
## AS OF DECEMBER 31, 2001

The net capital computation was reconciled and the following variance are noted between net capital per Focus Report and net capital per audited financial statements.

| | | |
|---|---|---|
| Net capital - Focus Report | | $ 46,717 |
| Cash | | |
| per Focus Report | $ 30,832 | |
| per audit (excluding $166 in CRD account with NASD) | 28,517 | |
| cash | | (2,315) |
| Accrued expenses | | |
| per Focus Report | $ 23,703 | |
| per audit | 20,866 | |
| decrease in accrued expenses | | 2,837 |
| rounding error | | 2 |
| Net capital - audited | | $ 47,241 |

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
( 713-541-9808)

February 10, 2002

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Directors
Treasure Financial Corporation

I have examined the financial statements of Treasure Financial Corporation for the year ended December 31, 2001 and have issued my report thereon dated February 10, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Treasure Financial Corporation that I considered relevant to the objectives stated in aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (k) (2) (ii). Treasure Financial Corporation was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the period.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management to the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the designated examining authority (NASD) and should not be used for any other purpose.

[illegible signature], CPA